November 9, 2009

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C.  20549

Re:	SEC Letter Dated July 16, 2009 Regarding the Form 10-K for the Fiscal Year Ended December 31, 2008 Filed March 31, 2009 by Conseco, Inc. (File No. 001-31792)

Mr. Rosenberg:

We are responding to the telephone comments we received from your office via Kei Ino on October 1, 2009, in response to the Company’s letter to you dated August 7, 2009.  As requested in that telephone conversation, this letter sets forth the substance of the Commission’s comments, as we understand them, that were conveyed verbally in the conversation, followed by the Company’s response.

1.	Staff Comment: Regarding your response to question 4:

a)
In your response to question 4, you stated that management’s best estimate of future cash flows from Level 3 investments have not changed from prior periods.  You also state that you have recognized losses on sales and other-temporary impairment losses of $19.7 million in 2008 and $10.1 million (including $3.4 million of impairment losses recognized through accumulated other comprehensive loss) during the first six months of 2009.

In light of these losses, how were estimates of future cash flows from Level 3 investments affected?

b)
In Exhibit 4-1, you stated that when valuing privately placed securities classified as Level 3, the Company utilizes ratings that are generally consistent with ratings assigned by the National Association of Insurance Commissioners which are updated annually.

Please describe how you consider changes which occur during interim periods given the annual ratings assigned by the National Association of Insurance Commissioners for these securities.

Response:  Please refer to Exhibit 1-1, attached, for representative revisions to our disclosures.  We will present similar disclosures in our future filings, commencing with our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2009.

2.
Staff Comment:  Regarding your response to question 5, please amend your response to address the specific factors underlying the sale or write downs of investments that resulted in realized losses during the periods being disclosed.

Response:  Please refer to Exhibit 2-1, attached, for representative revisions to our disclosures.  We will present similar disclosures in our future filings, commencing with our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2009.

3.
Staff Comment:  Regarding your response to question 6, please provide similar information related to loan-to-value ratios for your commercial mortgage loan portfolio as of the date of the financial statements.

Response:  Please refer to Exhibit 3-1, attached, for representative revisions to our disclosures.  We will present similar disclosures in our future filings, commencing with our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2009.

If you have any questions or further comments, please call me at (317) 817-6144.

Very truly yours,

/s/ John R. Kline

John R. Kline
Senior Vice President and
Chief Accounting Officer

Exhibit 1-1

Representative Disclosure Related to:  (i) Changes in Future Cash Flow Estimates for Certain Level 3 Investments; and (ii) Valuing Certain Level 3 Investments Using Ratings Assigned by the National Association of Insurance Commissioners

Representative Disclosure Related to:  (i) Changes in Future Cash Flow Estimates for Certain Level 3 Investments; and (ii) Valuing Certain Level 3 Investments Using Ratings Assigned by the National Association of Insurance Commissioners

Privately placed securities comprise approximately 75 percent of our actively managed fixed maturities classified as Level 3.  Privately placed securities are classified as Level 3 when their valuation is based on internal valuation models which rely on significant inputs that are not observable in the market.  Our model applies spreads above the risk-free rate which are determined based on comparison to securities with similar ratings, maturities and industries that are rated by independent third party rating agencies.  Our process also considers the ratings assigned by the National Association of Insurance Commissioners (the “NAIC”) to the Level 3 securities on an annual basis.  Each quarter, a review is performed to determine the reasonableness of the initial valuations from the model.  If an initial valuation appears unreasonable based on our knowledge of a security and current market conditions, we make appropriate adjustments to our valuation inputs.  The remaining securities classified as Level 3 are primarily valued based on non-binding broker quotes or internally developed models using estimated future cash flows.

For certain Level 3 assets, we have increased our default forecast.  This increased default forecast has in some cases resulted in lower cash flow estimates for our subordinated tranches and has resulted in some securities being impaired.  However, the increased default forecast did not change our cash flow estimates within our non-subordinated tranches within our Level 3 investments.  We recognized other-than-temporary impairments on securities classified as Level 3 investments of $10.1 million (including $3.4 million of impairment losses recognized through accumulated other comprehensive loss) during the first nine months of 2009.

Exhibit 2-1

Representative Disclosure Regarding Specific Factors Underlying the Sale or Writedowns of Investments Recognized
in Realized Losses

Representative Disclosure Regarding Specific Factors Underlying the Sale or Writedowns of Investments Recognized in Realized Losses

The following table sets forth the net realized investment gains (losses) for the periods indicated (dollars in millions):

	Three months ended		Nine months ended
	September 30,		September 30,
	2009	2008	2009	2008

Actively managed fixed maturity securities:
Realized gains on sale	$97.5	$19.0	$259.5	$73.5
Realized losses on sale	(78.2)	(60.7)	(145.4)	(119.9)
Impairments:
Total other-than-temporary impairment losses	(162.4)	(50.1)	(324.2)	(117.4)
Other-than-temporary impairment losses recognized in other comprehensive loss	126.7	-	159.9	-

Net impairment losses recognized	(35.7)	(50.1)	(164.3)	(117.4)

Commercial mortgage loans	(5.7)	-	(5.7)	-
Derivative instruments	1.1	(1.4)	5.6	(6.2)
Other	.7	(.1)	6.8	.6

Net realized investment losses	$(20.3)	$(93.3)	$(43.5)	$(169.4)

During the first nine months of 2009, we recognized net realized investment losses of $43.5 million, which were comprised of $120.8 million of net gains from the sales of investments (primarily fixed maturities) with proceeds of $8.1 billion and $164.3 million of writedowns of investments for other than temporary declines in fair value recognized through net income ($324.2 million, prior to the $159.9 million of impairment losses recognized through other comprehensive loss).  During the first nine months of 2008, we recognized net realized investment losses of $52.0 million from the sales of investments (primarily fixed maturities) with proceeds of $5.5 billion, and $117.4 million of writedowns of investments for other than temporary declines in fair value.  At September 30, 2009, fixed maturity securities in default as to the payment of principal or interest had an aggregate amortized cost of $4.7 million and a carrying value of $4.7 million.  At September 30, 2009, we had mortgage loans with an aggregate carrying value of $24.3 million that were 90 days or more past due as to the payment of principal or interest.  We also had mortgage loans with an aggregate carrying value of $31.8 million that were in the process of foreclosure at September 30, 2009.

During the nine months ended September 30, 2009, the $164.3 million of other-than-temporary impairments we recorded included:  (i) $74.8 million of losses related to residential mortgage-backed and asset-backed securities, primarily reflecting changes related to the performance of the underlying assets and, for certain securities, changes in our intent regarding continuing to hold the securities; (ii) $32.2 million of losses related to commercial mortgage loans reflecting our concerns regarding the issuers’ ability to continue to make contractual payments related to these loans and our estimate of the value of the underlying properties; (iii) $13.8 million of losses related to securities issued by a large commercial lender that recently filed bankruptcy; and (iv) $43.5 million of additional losses primarily related to various corporate securities following unforeseen issue-specific events or conditions and shifts in risks or uncertainty of the issuer.

During the nine months ended September 30, 2009, the $145.4 million of realized losses on sales of $.8 billion of actively managed fixed maturity securities included:  (i) $96.2 million of losses related to the sales of residential mortgage-backed securities and asset-backed securities; (ii) $11.4 million of losses related to the sale of securities issued by providers of financial guarantees and mortgage insurance; and (iii) $37.8 million of additional losses primarily related to various corporate securities.  Securities are generally sold at a loss following unforeseen issue-specific events or conditions and shifts in risks or uncertainty of certain securities.  These reasons include but are not limited to:  (i) changes in the investment environment; (ii) expectation that the market value could deteriorate further; (iii) desire to reduce our exposure to an asset class, an issuer or an industry; (iv) changes in credit quality; or (v) changes in expected liability cash flows.

During the nine months ended September 30, 2008, the $117.4 million of other-than-temporary impairments we recorded included:  (i) $37.7 million of losses related to residential mortgage-backed and asset-backed securities, primarily reflecting changes related to the performance of the underlying assets and, for certain securities, changes in our intent regarding continuing to hold the securities; (ii) $20.6 million of losses related to securities issued by a large investment bank and a financial institution which filed for bankruptcy; (iii) $11.1 million of losses related to securities issued by casino gaming companies which have significant debt obligations which will be difficult to refinance in the current investment environment; (iv) $11.0 million related to securities issued by publishers of telephone directories which are experiencing financial difficulties; and (v) $37.0 million of additional losses primarily related to various corporate securities following unforeseen issue-specific events or conditions and shifts in risks or uncertainty of the issuer.

During the nine months ended September 30, 2008, the $119.9 million of losses on sales of actively managed fixed maturity securities included:  (i) $44.7 million of losses related to the sales of residential mortgage-backed securities and asset-backed securities; (ii) $53.8 million of losses related to the sales of securities issued by two large investment banks and a large financial institution which filed for bankruptcy protection; (iii) $6.1 million of losses related to securities issued by a large insurance holding company which is experiencing financial difficulties; and (iv) $15.3 million of additional losses primarily related to various corporate securities.  Securities are generally sold at a loss following unforeseen issue-specific events or conditions and shifts in risks or uncertainty of certain securities.  These reasons include, but are not limited to:  (i) changes in the investment environment; (ii) expectation that the market value could deteriorate further; (iii) desire to reduce our exposure to an asset class, an issuer or an industry; (iv) changes in credit quality; or (v) changes in expected liability cash flows.

Our fixed maturity investments are generally purchased in the context of a long-term strategy to fund insurance liabilities, so we do not generally seek to purchase and sell such securities to generate short-term realized gains.  In certain circumstances, including those in which securities are selling at prices which exceed our view of their underlying economic value, or when it is possible to reinvest the proceeds to better meet our long-term asset-liability matching objectives, we may sell certain securities.

Exhibit 3-1

Representative Disclosure Related to Loan-to-Value Ratios of Commercial Mortgage Loan Portfolio as of the Date of the Financial Statements

Representative Disclosure Related to Loan-to-Value Ratios of Commercial Mortgage Loan Portfolio as of the Date of the Financial Statements

The following table provides the weighted average loan-to-value ratio for our outstanding mortgage loans as of September 30, 2009 (dollars in millions):

Loan-to-value ratio (1)	Carrying value	Estimated fair value

Less than 60%	$665.8	$633.3
60% to 70%	743.1	621.6
70% to 80%	480.9	419.2
80% to 90%	60.3	53.0
Greater than 90%	80.7	70.4

Total	$2,030.8	$1,797.5
___________
(1)	Loan-to-value ratios are calculated as the ratio of: (i) the carrying value of the commercial mortgage loans; to (ii) the estimated fair value of the underlying commercial property.